UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35314 / September 5, 2024

In the Matter of:

Felicitas Private Markets Fund
Skypoint Capital Advisors, LLC
Felicitas Global Partners, LLC
Felicitas SA1, LP
Felicitas Secondary Fund II, LP
Felicitas Tactical Opportunities Fund, LP
Felicitas Debt Fund, LP

65 N. Raymond Ave., Ste. 315
Pasadena, CA 91103

812-15451

ORDER UNDER SECTIONS 17(d) and 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Felicitas Private Markets Fund, et al. filed an application on April 6, 2023, and amendments to
the application on September 11, 2023, May 17, 2024, June 18, 2024, and August 7, 2024
requesting an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the
"Act") and rule 17d-1 under the Act that would permit certain joint transactions otherwise
prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act. In particular,
the order would permit certain business development companies and closed-end management
investment companies (collectively, the "Regulated Funds") to co-invest in portfolio companies
with each other and with certain affiliated investment entities.

On August 8, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35292). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Felicitas Private Markets Fund, et al. (File No. 812-15451) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.